Exhibit 99.B(m)(1)(i)

AMENDED AND RESTATED SCHEDULE OF PORTFOLIOS

with respect to the

SHAREHOLDER SERVICES PLAN

For

ING VARIABLE PRODUCTS TRUST

CLASS S SHARES

Portfolios	Maximum Service Fee

ING VP Financial Services Portfolio	0.25%
ING VP High Yield Bond Portfolio	0.25%
ING VP International Value Portfolio	0.25%
ING VP LargeCap Growth Portfolio	0.25%
ING VP MidCap Opportunities Portfolio	0.25%
ING VP Real Estate Portfolio	0.25%
ING VP SmallCap Opportunities Portfolio	0.25%